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                                                                     EXHIBIT 3.4

                   AMENDMENT TO BY-LAWS: ELECTION OF OFFICERS

      WHEREAS, the Company's By-Laws dated June 7, 2002 attached hereto (the "By-Laws") currently provide in Article IX, "Amendments" that they:

      "may be altered, amended, or repealed or new By-Laws adopted by the Board of Directors at any regular meeting of the Board of Directors or at any special meeting of the Board of Directors...",

      WHEREAS, the By-Laws further provide in Article III, Section 19, "Actions Without a Meeting", that:

      "any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing...".

      WHEREAS, Article V, Section 5, "Officers", of the By-Laws provides that:

      "The Chairman of the Board shall be an officer of the Corporation and shall report directly to the Board of Directors".

      WHEREAS, the Board is sensitive to the need for all of its members, including its Chairman, to be independent within the meaning of the Company's director independence standards, which reflect exactly NASDAQ Stock Market, Inc. director independences standards, as currently in effect. To help assure such independence, the Board believes that it in the best interest of the Company and its Board of Directors that the Chairman of the Board not be an officer of the Company and, accordingly, the Board adopts the resolution set forth hereafter.

      RESOLVED, that, Article V, Section 5, "Officers" of the Company's By-Laws be amended to remove that portion which provides that the Chairman of the Board shall be an officer of the Corporation, and that Section 5 be deleted in its entirely and replaced with the following:

Section 5. Chairman of the Board. The Chairman of the Board shall not be an officer of the Corporation and shall report directly to the Board of Directors. The Chairman of the Board shall preside when present at all meetings of the Board of Directors and shall preside when present at all meetings of the shareholders. Provided that the Chairman of the Board not perform any duties which are traditionally performed by an officer of the Company, the Chairman shall exercise such other powers and perform such other duties as the Board of Directors may from time to time determine.